Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Weibo Corporation

微博股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9898)

CHANGE OF DATE OF PUBLICATION OF

FIRST QUARTER 2022 FINANCIAL RESULTS ANNOUNCEMENT

Reference is made to the announcement (the “Announcement”) of Weibo Corporation (the “Company”) dated May 17, 2022 in relation to the date of the meeting of the board of directors (the “Board”) of the Company on Monday, May 30, 2022 (Hong Kong time) for the purposes of, among other things, approving the Company’s unaudited financial results and announcement for the three months ended March 31, 2022 (“Q1 2022 Financial Results”), and the publication of the Q1 2022 Financial Results on Monday, May 30, 2022 (Hong Kong time).

The Board hereby announces that the date of the announcement of the Q1 2022 Financial Results originally scheduled on Monday, May 30, 2022 (Hong Kong time) has been changed to Wednesday, June 1, 2022 (Hong Kong time), due to a public holiday in the United States on May 30, 2022.

The Company’s management team will host a conference call at 7 p.m. on Wednesday, June 1, 2022 (Hong Kong time) to discuss the Q1 2022 Financial Results and answer questions. Details of the earnings conference call are as follows:

Event Title:	Weibo Reports First Quarter 2022 Financial Results
Conference ID:	3399110
Pre-registration Link:	http://apac.directeventreg.com/registration/event/3399110

All participants must register in advance of the conference call using the link provided above. Upon registration, each participant will receive a set of dial-in numbers, a passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available through, and a telephone replay will be available with access information provided on, the Company’s website at http://ir.weibo.com.

By order of the Board
Weibo Corporation
Mr. Charles Guowei Chao
Chairman of the Board

Hong Kong, May 27, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Guowei Chao, Mr. Gaofei Wang, Ms. Hong Du and Mr. Pen Hung Tung, as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.